Exhibit 99.1

Jeffs’ Brands Targeting the $2 Billion Market of Pest Control Products by Signing a Non-Binding Term Sheet with an Amazon.uk Market Leader

The UK company had Approximately $6 Million Revenues in 2021 and purchase price expected to be approximately $2.5 million

Tel Aviv, Israel, Nov. 23, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a non-binding term sheet (the “Term Sheet”) with a company incorporated in England engaged in the sale of pest control products through Amazon.uk (“the UK Company”).

As contemplated by the Term Sheet, Jeffs’ Brands will acquire the UK Company and its five private label brands, currently being sold on Amazon.uk, for approximately $2.5 million in cash.

The UK Company is a market leader in pest control products sold on Amazon.uk in several market niches – one brand is showing its dominance over the “moth trap and rat trap” market niche on Amazon.uk with a market share of 35.7% and 26.5%, respectively, as of July 2022. The UK Company generated approximately $6.2 million in revenues in 2021 with gross profit margins of 21% (un-audited results). Currently the UK Company’s brands and products have over 55,000 reviews, 82% of which are 4- and 5-star reviews.

According to ResearchDive, the global rodent control market accounted for approximately $3,209.8 million in 2020 and is predicted to grow with a CAGR of 4.9%, by generating revenues of approximately $4,659.7 million by 2028. Also according to ResearchDive, the products sub-type is anticipated to have a dominant market share and generate a revenue of approximately $2,796.8 million by 2028, growing from approximately $1,878.6 million in 2020.

“We continue targeting leading companies and brands, operating in attractive sectors, that we believe have great potential. Currently, the UK Company focuses its marketing and sales on Amazon.uk, and it is our intention to expand the brands’ reach by launching its products in new territories and platforms,” said Viki Hakmon, Chief Executive Officer of the Company.

The acquisition is subject to, among other matters, a due diligence review by Jeffs’ Brands and the negotiation and execution of a binding definitive agreement. There can be no assurances that any component of the acquisition will proceed, nor can there be any assurance as to the final definitive terms thereof.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the entry into the Term Sheet and the potential acquisition of the UK Company and our intention to expand the brand’s reach by launching its products in new territories and platforms. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com